

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2023

Christopher Krause
Chief Executive Officer
Kat Exploration, Inc.
2313 Hollyhill Lane
Denton, TX 76205

> **Re: Kat Exploration, Inc.**
> **Form 10-K for the year ended November 30, 2022**
> **Filed February 14, 2023**
> **Form 10-K/A for the year ended November 30, 2022**
> **Filed July 27, 2023**
> **File No. 000-56352**

Dear Christopher Krause:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Caren Currier